Sent via Electronic Delivery to: Elise.hong@jcs-echigo.com.sg; jason.long@jcs-echigo.com.sg; hfs@schlueterintl.com

October 30, 2023

Mr. Jia Kwang Long
Chief Financial Officer
JE Cleantech Holdings Limited
3 Woodlands Sector 1
Singapore 738361

Re: JE Cleantech Holdings Limited (the "Company")
Nasdaq Security: Ordinary Shares
Nasdaq Symbol: JCSE

Dear Mr. Long:

On November 3, 2022, Staff notified the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Staff has determined that for the last 10 consecutive business days, from October 16, 2023 to October 27, 2023, the closing bid price of the Company's ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

If you have any questions, please contact me at +1 202 441 5613.

Sincerely,

Ellen Ignacio
Nasdaq Listing Qualifications